

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 5, 2010

Mr. Bernay Box
Chairman and Chief Executive Officer
Terra Nova Financial Group, Inc.
100 South Wacker Drive, Suite 1550
Chicago, Illinois 60606

> **Re:** **Terra Nova Financial Group, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 6, 2010**
> **File No. 000-24057**

Dear Mr. Box:

We have completed our review of your filing and do not have any further comments at this time.

Sincerely,

Sonia Gupta Barros
Special Counsel

cc: Chares A. Stewart, Esq.
        Terra Nova Financial Group, Inc. (via facsimile)
        Mark T. Kindelin
        Kathryn A. Erickson
        Barnes & Thornburg LLP (via facsimile)